TS Electronics, Inc.
                                111 Hilltop Lane
                              Pottsboro, TX   75076
                                  903-786-9618



                                January 20, 2004


Pamela  A.  Long,  Assistant  Director
Office  of  Small  Business
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC   20549

ATTENTION  EDWARD  M.  KELLY

             Re:     TS  Electronics,  Inc.
                     Schedule  14C  Withdrawal  Request
                     Commission  File  No.  0-29523

Dear  Ms.  Long:

     The undersigned, as president of TS Electronics, Inc., requests withdrawal of the following preliminary information statement and amendments for the reason that the proposed business combination between the two companies has been abandoned.

Information  Statement            Date  Filed             EDGAR  Accession  No.
----------------------            -----------             ---------------------
Schedule  14C                     08-20-03                0001060830-03-000176

Amendment  No.                    Date  Filed             EDGAR  Accession  No.
--------------                    -----------             ---------------------
Amendment  1                      10-10-03                0001060830-03-000204
Amendment  2                      12-08-03                0001060830-03-000262


                                     Sincerely,


                                     /s/  Keith  P.  Boyd

                                     Keith  P.  Boyd
                                     President